FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
Receives Staff Determination Letter from Nasdaq
and Files Appeal

Vancouver, Canada, October 2, 2009, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces that it received a staff determination letter from Nasdaq on September 29, 2009 advising that the Company had failed to regain compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2) and that its securities were consequently subject to being delisted from the Nasdaq Capital Market. The Company will request a hearing to appeal the staff determination. The request for hearing will automatically stay any suspension of the Company’s securities, pending the Panel’s decision. During the appeal process, the Company’s common shares will continue to trade on the Nasdaq Capital Market.

The Company intends to implement a share consolidation (also known as a ‘reverse stock split’) if or when necessary to maintain the minimum bid price requirement. The Company’s shareholders have already approved a share consolidation at a special meeting where the Company’s Board was granted the discretion to select a consolidation ratio in a range between four and eight to one, inclusive. Further information will be provided closer to the effective date of the consolidation.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary healthy beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue® SuperJuice and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market preferred by each customer. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2009 Leading Brands, Inc.

This news release is available at www.LBIX.com